Exhibit 99.2

Bank of Montreal Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-800-340-5021 514-982-7800 Facsimile 1-866-249-7775 416-263-9524 www.computershare.comE 123ET
Class of Shares 123
Holder Account Number
Form of Proxy—Annual and Special Meeting of Shareholders of Bank of Montreal to be held on April 4, 2017
Notes to proxy
1. Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder of Bank of Montreal, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. The form of proxy should be signed in the exact manner as the name appears above. If a corporation is the shareholder, the form of proxy should be signed by its duly authorized of cer(s).
3. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Bank of Montreal.
4. The shares represented by this proxy will be voted as directed by the shareholder. In the absence of such directions, shares represented by proxies received by management will be voted FOR the matters listed in items 1 through 5.
5. The shares represented by this proxy will be voted for or against or withheld from voting in accordance with the instructions in this proxy.
6. This form of proxy should be read in conjunction with the accompanying Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular.o Vote by Mail To Vote by Fax To Vote Using the Internet To Receive Documents ElectronicallyTo Vote by Mail
To Vote by Mail
• Complete, sign and date the reverse hereof.
• Return this Proxy in the envelope provided.
To Vote by Fax
• Complete, sign and date the reverse hereof.
• Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.
• Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.
TO Vote Using The Internet
to the following web site: www.investorvote.com
• Smartphone
Scan the QR code to vote now.
To Receive Document Electronically
• You can enroll to receive future shareholder communications electronically by visiting www.investorcentre.com and clicking on the “Sign up for eDelivery” image at the bottom of the page.
If you vote by Fax or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 5:00 P.M., Eastern Daylight Time, on April 3, 2017.
THANK YOU
To vote by Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER123456789012345
01ALSA

Form of Proxy—Bank of Montreal
This Proxy is solicited by and on behalf of the management of Bank of Montreal (the “Bank”). The undersigned shareholder of the Bank hereby appoints J. Robert S. Prichard, Chairman of the Board, or failing him, William A. Downe, Chief Executive Offi cer, or instead of either of them the undersigned wishes to appoint (insert name in box to the right) the attorney and proxy of the undersigned, with right of substitution, for and in the name and on behalf of the undersigned to attend, vote and act in respect of all matters that may come before the Annual and Special Meeting of Shareholders to be held on the 4th day of April 2017 and at any and all adjournments thereof. Subject to the voting restrictions under the Bank Act, a shareholder desiring to appoint some other person, who need not be a shareholder, to represent him/her at the meeting may do so by inserting such other person’s name in the boxed area to the right. This proxy confers authority to vote in the proxyholder’s discretion unless otherwise specifi ed and to vote in the proxyholder’s discretion with respect to amendments to matters identifi ed in the accompanying Notice of Annual and Special Meeting of Shareholders and with respect to other matters that may properly come before the meeting. Unless otherwise speci ed, your shares will be voted by the management of the Bank FOR the matters in items 1 through 5.
Directors and management recommend shareholders vote FOR the following matters:
1. Election of Directors
For Withhold For Withhold For Withhold For Withhold
Janice M. Babiak Christine A. Edwards Eric R. La Flèche Don M. Wilson III Sophie Brochu Martin S. Eichenbaum Lorraine Mitchelmore George A. Cope Ronald H. Farmer Philip S. Orsino
William A. Downe Linda Huber J. Robert S. Prichard
For Withhold
2. Appointment of Shareholders’ Auditors
For Against
3. Amendments to the Bank’s By-Laws regarding directors’ aggregate compensation and removal of reference to Non-Offi cer Director Stock Option Plan
For Against
4. Changes to variable compensation for certain European Union staff
For Against
5. Advisory vote on the Bank’s Approach to Executive Compensation
Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed.
Signature(s) Signing Capacity (if applicable)
Date—Day Month Year
Quarterly Financial Statements Request
If you wish to receive the Bank’s interim fi nancial statements along with the related Management’s Discussion and Analysis by mail, please check the box to the right. You will be required to complete this request on an annual basis. Checking the box to the right does not affect your receipt of the annual report and proxy materials. If you wish to receive these documents electronically, see reverse for enrollment instructions for electronic delivery.